Exhibit 1


[LOGO]   The AIG Life Companies (U.S)

                                   80  Pine Street, 13th Floor
                                   New York, New York 10005


August  1997

Dear Delaware Group Contract Owner:

We are pleased to present the Delaware Group Semi-Annual Report to Contract Owners as of June 30, 1997. This report provides the financial statements for the underlying investments of your variable annuity. Each of the fund managers has provided a commentary on the fund performance as well as an economic outlook.

As always, if you have any questions regarding your contract, please contact either your sales representative or us directly at (800) 255-8402.